Exhibit 99.1

AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015

IN U.S. DOLLARS

UNAUDITED

- - - - - - - - - - -

AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2015	2014
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$15,307	$14,797
Short-term and restricted bank deposits	4,361	7,630
Short-term marketable securities and accrued interest	4,100	543
Trade receivables (net of allowance for doubtful accounts of $ 2,737 (unaudited) and $ 2,437 at June 30, 2015 and December 31, 2014, respectively)	28,059	31,056
Other receivables and prepaid expenses	5,833	6,244
Deferred tax assets, net	2,446	3,320
Inventories	15,132	14,736

Total current assets	75,238	78,326

LONG-TERM ASSETS:
Long-term and restricted bank deposits and accrued interest	2,733	4,066
Long-term marketable securities	52,107	58,684
Deferred tax assets, net	-	872
Severance pay funds	18,579	17,835

Total long-term assets	73,419	81,457

PROPERTY AND EQUIPMENT, NET	4,226	3,856

INTANGIBLE ASSETS, NET	2,331	2,996

GOODWILL	33,749	33,749

Total assets	$188,963	$200,384

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

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AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2015	2014
	Unaudited	Audited
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$4,686	$4,686
Trade payables	6,442	10,111
Other payables and accrued expenses	16,401	15,758
Deferred revenues	12,166	10,233

Total current liabilities	39,695	40,788

LONG-TERM LIABILITIES:
Accrued severance pay	18,731	17,908
Long-term banks loans	2,763	5,105
Deferred revenues and other liabilities	3,896	2,862

Total long-term liabilities	25,390	25,875

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 100,000,000 (unaudited) shares at June 30, 2015 and 100,000,000 shares at December 31, 2014; Issued: 54,929,810 (unaudited) shares at June 30, 2015 and 54,785,756 shares at December 31, 2014; Outstanding: 40,036,128 (unaudited) shares at June 30, 2015 and 42,380,158 shares at December 31, 2014	118	125
Additional paid-in capital	237,398	235,760
Treasury stock at cost- 14,893,682 (unaudited) shares as of June 30, 2015 and 12,405,598 shares as of December 31, 2014	(52,354)	(41,032)
Accumulated other comprehensive income (loss)	1,887	(261)
Accumulated deficit	(63,171)	(60,871)

Total equity	123,878	133,721

Total liabilities and equity	$188,963	$200,384

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

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AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Six months ended June 30,
	2015	2014
	Unaudited
Revenues:
Products	$51,673	$57,917
Services	18,212	15,600

Total revenues	69,885	73,517

Cost of revenues:
Products	23,821	26,193
Services	4,823	3,961

Total cost of revenues	28,644	30,154

Gross profit	41,241	43,363

Operating expenses:
Research and development, net	14,676	16,228
Selling and marketing	22,637	22,895
General and administrative	4,655	3,716

Total operating expenses	41,968	42,839

Operating income (loss)	(727)	524
Financial income, net	606	102

Income (loss) before taxes on income	(121)	626
Income tax expenses, net	(2,179)	(950)

Net loss	$(2,300)	$(324)

Net loss per share – basic and diluted	$(0.06)	$(0.01)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

4

AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands

	Six months ended June 30,
	2015	2014
	Unaudited

Net loss	$(2,300)	$(324)

Other comprehensive income ("OCI") related to:
Unrealized gain on marketable securities recognized in OCI	272	-

Other comprehensive income (“OCI”), related to:
Gain on derivatives recognized in OCI	1,613	-
Loss on derivatives (effective portion) recognized in income	263	-
Other comprehensive income, related to unrealized gains on cash flow hedges	1,876	-

Other comprehensive income	2,148	-

Total comprehensive loss	$(152)	$(324)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

5

AUDIOCODES LTD.

INTERIM CONDENSED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands

				Accumulated
		Additional		other
	Share	paid-in	Treasury	comprehensive	Accumulated	Total
	capital	capital	stock	income (loss)	deficit	equity
Balance as of December 31, 2013 (audited)	$114	$201,248	$(35,768)	$-	$(60,785)	$104,809
Purchase of treasury stock (audited)	(3)	-	(5,264)	-	-	(5,267)
Issuance of ordinary shares (audited)	12	29,732	-	-	-	29,744
Issuance of shares upon exercise of options (audited)	2	2,234	-	-	-	2,236
Stock compensation related to options granted to employees (audited)	-	2,546	-	-	-	2,546
Other comprehensive loss (audited)	-	-	-	(261)	-	(261)
Net loss (audited)	-	-	-	-	(86)	(86)
Balance as of December 31, 2014 (audited)	125	235,760	(41,032)	(261)	(60,871)	133,721
Purchase of treasury stock (unaudited)	(7)	-	(11,322)	-	-	(11,329)
Issuance of shares upon exercise of options (unaudited)	-	331	-	-	-	331
Stock compensation related to options granted to employees (unaudited)	-	1,307	-	-	-	1,307
Other comprehensive income (unaudited)	-	-	-	2,148	-	2,148
Net loss (unaudited)	-	-	-	-	(2,300)	(2,300)
Balance as of June 30, 2015 (unaudited)	$118	$237,398	$(52,354)	$1,887	$(63,171)	$123,878

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

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AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,
	2015	2014
	Unaudited
Cash flows from operating activities:

Net loss	$(2,300)	$(324)
Adjustments required to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,627	1,629
Amortization of marketable securities premiums and accretion of discounts, net	552	195
Stock-based compensation expenses	1,307	1,316
Decrease in accrued interest on loans, convertible notes, marketable securities, bank deposits and structured notes	29	159
Decrease in deferred tax assets, net	1,746	961
Decrease (increase) in trade receivables, net	2,997	(4,363)
Decrease (increase) in other accounts receivable and prepaid expenses	1,936	(2,364)
Increase in inventories	(396)	(234)
Increase (decrease) in trade payables	(3,669)	546
Increase in other accounts payable and accrued expenses	950	953
Increase in deferred revenues	3,212	3,273
Increase (decrease) in accrued severance pay, net	79	(186)

Net cash provided by operating activities	8,070	1,561

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

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AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,
	2015	2014
	Unaudited
Cash flows from investing activities:

Purchase of marketable securities	-	(60,170)
Proceeds from redemption and sale of marketable securities	2,711	15,390
Decrease in short-term deposits	3,269	1,000
Proceeds from redemption of long-term bank deposits	1,365	1,381
Purchase of property and equipment	(1,332)	(719)

Net cash provided by (used in) investing activities	6,013	(43,118)

Cash flows from financing activities:

Purchase of treasury stock	(11,329)	-
Repayment of senior convertible notes	-	(285)
Repayment of long-term bank loans	(2,342)	(2,343)
Proceeds from issuance of shares upon exercise of stock options and warrants	331	2,112
Proceeds from issuance of shares, net of issuance cost in the amount of $ 2,456	-	29,744
Consideration related to payment of acquisition of Mailvision	(233)	(233)

Net cash provided by (used in) financing activities	(13,573)	28,995

Increase (decrease) in cash and cash equivalents	510	(12,562)
Cash and cash equivalents at the beginning of the period	14,797	30,763

Cash and cash equivalents at the end of the period	$15,307	$18,201

Supplemental disclosure of cash flow activities:

Cash paid during the period for income taxes	$148	$185

Cash paid during the period for interest	$175	$229

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

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AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Business overview:

AudioCodes Ltd. (the "Company") and its subsidiaries (together the "Group") design, develop and market products and services for voice, data and video over IP networks to service providers and channels (such as distributors), OEMs, network equipment providers and systems integrators.

The Company operates through its wholly-owned subsidiaries in the United States, Europe, Asia, Latin America and Israel.

b.	The Group's major customer in the six months ended June 30, 2015, and 2014, accounted for 11.8% (unaudited) and 14.3% (unaudited) of the Group's revenues in those periods, respectively. No other customer accounted for more than 10% of the Group's revenues in those periods.

c.	Asset Purchase Agreement with Mailvision Ltd ("Mailvision"):

In April 2013, the Company entered into an asset purchase agreement with Mailvision, an Israeli company which develops, markets and licenses VoIP solutions for mobile, PC and tablet devices for telecom operators and service providers, in which the Company held 29.2% of the outstanding share capital. Pursuant to the agreement, in May 2013, the Company acquired certain assets and assumed certain liabilities of Mailvision.

In May 2015, the Company paid an earn-out consideration of $ 233 and shall pay an additional amount of $ 233 in May 2016, due to meeting certain milestones of revenues. (See also Note 5 for changes in the fair value of contingent consideration liabilities related to Mailvision's acquisition).

d.	The Group is dependent upon sole source suppliers for certain key components used in its products, including certain digital signal processing chips. Although there are a limited number of manufacturers of these particular components, management believes that other suppliers could provide similar components at comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could adversely affect the operating results of the Group and its financial position.

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AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2014, are applied consistently in these financial statements. For further information refer to the consolidated financial statements as of December 31, 2014.

a.	Interim financial statements:

The interim condensed consolidated balance sheet as of June 30, 2015 and the related interim condensed consolidated statements of operations, comprehensive loss and cash flows for the six months ended June 30, 2015 and 2014, and the statement of changes in equity for the six months ended June 30, 2015, are unaudited. This unaudited information has been prepared by the Company in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial statements, and on the same basis as the audited annual consolidated financial statements. In management's opinion, this unaudited information reflects all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles, for interim financial reporting for the periods presented and accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These interim condensed consolidated financial statements should be read in conjunction with the 2014 Annual consolidated financial statements and the notes thereto. The interim condensed consolidated balance sheet data as of December 31, 2014 was derived from the 2014 Annual Consolidated Financial Statements, but does not include all disclosures required by U.S. GAAP.

b.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. As applicable to these interim condensed consolidated financial statements, the most significant estimates and assumptions relate to revenue recognition and allowance for sales returns, allowance for doubtful accounts, inventories, intangible assets, goodwill, income taxes and valuation allowance, stock-based compensation and contingent liabilities. Actual results could differ from those estimates.

c.	Impact of recently issued accounting standard not yet adopted:

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers". ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Insurance contracts do not fall within the scope of this ASU. The effective date of ASU 2014-09 is for annual reporting periods beginning after December 15, 2017. In July 2015, the FASB decided to defer by one year the effective date of this ASU. The Company is currently in the process of evaluating the impact of the adoption of ASU 2014-09 on its consolidated financial statements.

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AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	MARKETABLE SECURITIES AND ACCRUED INTEREST

The following is a summary of available for sale marketable securities:

	June 30, 2015
	Amortized	Unrealized	Unrealized	Fair
	cost	gains	losses	Value
	Unaudited
Corporate debentures:
Maturing within one year	$3,584	$14	$(12)	$3,586
Maturing between one to five years	52,225	49	(167)	52,107
Accrued interest	514	-	-	514

	$56,323	$63	$(179)	$56,207

	December 31, 2014
	Amortized	Unrealized	Unrealized	Fair
	cost	gains	losses	Value
	Audited
Corporate debentures:
Maturing between one to five years	$59,072	$12	$(400)	$58,684
Accrued interest	543	-	-	543

	$59,615	$12	$(400)	$59,227

These investments were issued by highly rated corporations. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. As of June 30, 2015 and December 31, 2014, the Group did not have any investment in marketable securities that was in an unrealized loss position for a period of twelve months or greater. Since the Company had the ability and intent to hold these investments until an anticipated recovery of fair value, which may be until maturity, the Company did not consider these investments to be other-than-temporarily impaired as of June 30, 2015. Unrealized gains (losses) are valued using alternative pricing sources and models utilizing market observable inputs.

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AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	INVENTORIES

	June 30,	December 31,
	2015	2014
	Unaudited	Audited

Raw materials	$6,158	$6,794
Finished products	8,974	7,942

	$15,132	$14,736

In the six months ended June 30, 2015 and 2014, the Group wrote-off inventories in a total amount of $ 67 (unaudited) and $ 60 (unaudited), respectively.

NOTE 5:-	FAIR VALUE MEASUREMENTS

In accordance with Accounting Statdards Codification ("ASC") No. 820, "Fair Value Measurements and Disclosures", the Group measures its foreign currency derivative instruments and its contingent consideration relating to the Mailvision acquisition, at fair value. Investments in foreign currency derivative instruments and debt securities are classified within Level 2 value hierarchy. This is because these assets are valued using alternative pricing sources and models utilizing market observable inputs.

The Group's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	June 30, 2015
	Fair value measurements using input type
	Level 2	Level 3	Total
	Unaudited
Financial assets related to foreign currency derivative hedging contracts	$2,002	$-	$2,002
Marketable securities	56,207	-	56,207
Contingent consideration related to Mailvision	-	(221)	(221)

Total Financial assets (liability)	$58,209	$(221)	$57,988

	December 31, 2014
	Fair value measurements using input type
	Level 2	Level 3	Total
	Audited
Financial assets related to foreign currency derivative hedging contracts	$127	$-	$127
Marketable securities	59,227	-	59,227
Contingent consideration related to Mailvision	-	(443)	(443)

Total Financial assets (liability)	$59,354	$(443)	$58,911

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AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-	FAIR VALUE MEASUREMENTS (Cont.)

Fair value measurements using significant unobservable inputs (Level 3):

Balance at January 1, 2015 (audited)	$(443)
Payment of earn out liability (unaudited)	233
Adjustment due to time change value (unaudited)	(11)

Balance at June 30, 2015 (unaudited)	$(221)

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company's facilities are rented under several lease agreements in Israel, Europe and the U.S. for periods ending in 2024.

As of June 30, 2015, future minimum rental commitments under non-cancelable operating leases are as follows:

Year ending June 30,
Unaudited
2016	$6,791
2017	6,783
2018	6,375
2019	5,557
2020 and on	25,294

Total minimum lease payments *)	$50,800

*)	Minimum payments have been reduced by minimum sublease rental of $ 462 (unaudited) due in the future under non-cancelable subleases.

In connection with the Company's offices lease agreement in Israel, the lessor has a lien of approximately $ 1,500 (unaudited) which is included in short-term and restricted bank deposits.

Rent expenses for the six months ended June 30, 2015 and 2014, were approximately $ 3,052 (unaudited) and $ 3,150 (unaudited), respectively.

b.	Inventory commitments:

The Company is obligated under certain agreements with its suppliers to purchase specified items of excess inventory. Non-cancelable obligations as of June 30, 2015, were $ 14,550 (unaudited).

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AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Royalty commitment to the Office of the Chief Scientist of the Israeli Ministry of Economy ("OCS"):

As of June 30, 2015 and December 31, 2014 , the Company and its Israeli subsidiaries have a contingent obligation to pay royalties in the amount of $ 42,473 (unaudited) and $ 39,559 (audited), respectively.

As of June 30, 2015 and December 31, 2014, the Company and its Israeli subsidiaries have paid or accrued royalties to the OCS in the amount of $ 4,110 (unaudited) and $ 3,423 (audited), respectively, which was recorded as cost of revenues.

NOTE 7:-	BASIC AND DILUTED NET LOSS PER SHARE

	Six months ended June 30,
	2015		2014
	Unaudited
Numerator:

Net loss available to ordinary shareholders	$(2,300)		$(324)

Denominator:

Denominator for basic loss per share - weighted average number of ordinary shares, net of treasury stock	41,390,523		41,599,731
Effect of dilutive securities:
Employee stock options	-	*)	-	*)
Senior convertible notes	-		-	**)

Denominator for diluted net loss per share - adjusted weighted average number of shares	41,390,523		41,599,731

*)	Antidilutive.
**)	Insignficant.

NOTE 8:-	DERIVATIVE INSTRUMENTS

The Group enters into hedge transactions with a major financial institution, using derivative instruments, primarily forward contracts and options to purchase and sell foreign currencies, in order to reduce the net currency exposure associated with anticipated expenses (primarily salaries and rent expenses) in currencies other than the dollar. The Group currently hedges such future exposures for a maximum period of one year. However, the Group may choose not to hedge certain foreign currency exchange exposures for a variety of reasons, including but not limited to immateriality, accounting considerations and the prohibitive economic cost of hedging particular exposures. There can be no assurance the hedges will offset more than a portion of the financial impact resulting from movements in foreign currency exchange rates.

The Group records all derivatives in the consolidated balance sheet at fair value. The effective portions of cash flow hedges are recorded in other comprehensive income until the hedged item is recognized in earnings. The ineffective portions of cash flow hedges are adjusted to fair value through earnings in financial income or expense.

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AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-	DERIVATIVE INSTRUMENTS (Cont.)

As of June 30, 2015 and December 31, 2014, the Group had a net deferred gain associated with cash flow hedges of $ 2,002 (unaudited), and $ 127 recorded in other comprehensive income, respectively.

The Group entered into forward and options contracts that did not meet the requirement for hedge accounting. The Group measured the fair value of the contracts in accordance with ASC 820, at Level 2. The net gains recognized in "financial income, net" during the six month ended June 30, 2014 were $ 165. During the six month ended June 30, 2015 there were no net gains (losses) recognized in "financial income, net".

As of June 30, 2015 and December 31, 2014, the Group had outstanding forward and options collar (cylinder) contracts in the amount of $ 41,070 and $ 43,500 which were designated as payroll and rent hedging contracts.

The fair value of the Group's outstanding derivative instruments and the effect of derivative instruments in cash flow hedging relationship on other comprehensive income for the periods ended June 30, 2015 and December 31, 2014 are summarized below:

Foreign exchange forward		June 30,	December 31,
and options contracts	Balance sheet	2015	2014

Fair value of foreign exchange forward and options collar (cylinder) contracts	"Other receivables and prepaid expenses"	$2,002	$446
	"Other payables and accrued expenses"	$-	$(319)

Gains (losses) recognized in other comprehensive income (loss) (effective portion)	"Other comprehensive income (loss)"	$2,002	$127

NOTE 9:-	GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Group manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Group's business). The data is presented in accordance with ASC 280, "Segment Reporting". Revenues in the table below are attributed to geographical areas based on the location of the end customers.

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AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:-	GEOGRAPHIC INFORMATION (Cont.)

The following presents total revenues for the six months ended June 30, 2015 and 2014.

	Six months ended June 30,
	2015	2014
	Unaudited

Americas	$37,076	$37,170
Europe	18,204	21,093
Far East	10,977	10,771
Israel	3,628	4,483

	$69,885	$73,517

The following presents long-lived assets as of June 30, 2015 and December 31, 2014.

	June 30, 2015	December 31, 2014
	Unaudited	Audited

Israel	$3,954	$3,576
Americas	123	141
Europe	58	56
Far East	91	83

	$4,226	$3,856

b.	Product lines:

Total revenues from external customers divided on the basis of the Company's product lines are as follows:

	Six months ended June 30,
	2015	2014
	Unaudited

Networking	$61,111	$64,103
Technology	8,774	9,414

	$69,885	$73,517

- - - - - - - - - - - - - - - - - - - - -

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